Exhibit 4.15

LOAN AGREEMENT

INNOVATION LOAN

Between the undersigned

Bpifrance Financement, a limited company with capital of 839,907,320 Euros whose head office is located at 27-31 Avenue du Général Leclerc, MAISONS-ALFORT CEDEX (94710), registered in the CRETEIL Trade Register under number 320 252 489, hereinafter referred to as “Bpifrance Financement” or “the Lender”,

as the first party,

and

SEQUANS COMMUNICATIONS, a limited company whose head office is located at LES PORTES DE LA DEFENSE, 15-55 BOULEVARD CHARLES DE GAULLE, COLOMBES (92700), registered in the Nanterre Trade Register under number 450 249 677, represented by its Chairman and Managing Director Mr Georges KARAM,

hereinafter referred to as “the Borrower”,

as the second party,

It is hereby agreed as follows:

The Lender grants the Borrower a loan under the conditions defined below in the sections entitled “SPECIFIC TERMS” and “GENERAL TERMS”.

This financing benefits from the support of the European Union within the framework of the financial instruments of the Horizon 2020 programme by way of the “InnovFin SME Guarantee” and pending the setting up of the European Strategic Investment Fund.

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SPECIFIC TERMS

Borrower Reference: 0301751800000 SEQUANS COMMUNICATIONS

File reference: DOS0020293 / 00

Object: Financing of intangible expenditure associated with the industrial and commercial launching of an innovation

Total amount of loan: EUR 1,000,000.00 (ONE MILLION EUROS)

Period: 7 years (SEVEN YEARS)

Rate: 5.24% per year (FIVE POINT TWO FOUR per cent per year) up to the 18th of July 2015.

Beyond that date, the rate applicable to each sum disbursed shall be equal to the ARR (average monthly rate of return on long-term government loans) of the month preceding the disbursement, taken as 0% (zero per cent) per year if it is negative, plus 4.32%.

Repayment:

Grace period of eight quarters followed by 20 quarterly payments in arrears comprising repayment of the capital and payment of the interest, the first being scheduled on the 31st of December 2017 and the last on the 30th of September 2022. In addition, during the grace period, the interest shall be paid on a quarterly basis in arrears.

Annual percentage rate: 6.70% per year, or a quarterly rate of 1.675%.

Type of amortization: fixed amortization (straight-line amortization)

GUARANTEES AND SPECIFIC CLAUSES

1 – The sum of 50,000.00 Euros shall be withheld on the funds lent. This sum shall be kept by the Lender as cash collateral. In accordance with the provisions of article 2341 sub-paragraph 2 of the Civil Code, the Lender is exempted from keeping the pledged sums separate from those which belong to it. The Borrower’s claim for reimbursement of the cash collateral shall earn interest at the value of the CNO TEC 5 index on the last working day of the month preceding the date of the first disbursement (rounded to two decimal places). As an indication, the CNO TEC 5 index for May 2015 is 0.17%. If the reference rate is negative, it shall be taken as 0% (zero per cent). This claim and the interest generated shall be reimbursed to the Borrower at the end of the agreement, in the absence of unpaid debts. The Lender may withdraw from the cash collateral any sums which have become payable under this agreement, without having to inform the Borrower of this beforehand.

2 – This financing benefits from a guarantee under the Fonds National de Garantie Prêt pour l’Innovation (National Innovation Loan Guarantee Fund) amounting to 30% of the outstanding credit.

3 – This financing benefits from a guarantee from the under European Investment Fund (EIF) amounting to 50% of the outstanding credit.

4 – Prior to the disbursement of the loan, subscription of Mr Georges KARAM to the group death and disability insurance policy taken out by the Lender with C.N.P. subject to the insurance company’s acceptance. The insured amount shall be equal to 1,000,000.00 Euros.

5 – The funds of the loan shall be disbursed in a single payment and in their entirety before the 13th of December 2015. Beyond that date, a new agreement will be necessary.

6 – A sum of 4,000.00 Euros shall be deducted to cover administrative costs. This sum shall be deducted from the amount of the first disbursement and shall be forfeited to the Lender.

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GENERAL TERMS

GENERAL TERMS ASSOCIATED WITH THE RATE

ANNUAL PERCENTAGE RATE – The Borrower certifies that it has supplied the Lender with the necessary information to determine the annual percentage rate (APR) relating to the remuneration of intermediaries. It acknowledges that it has obtained from the Lender all information necessary for the appraisal of the cost of the loan.

To answer the Borrower’s information needs, the APR is specified in the SPECIFIC TERMS of the loan for a total disbursement made in a single payment on this date.

The annual percentage rate has been calculated in accordance with the value of the rate on the date of signing of this agreement.

GENERAL TERMS – FIXED RATE

INTEREST – The applicable interest rate is defined in the SPECIFIC TERMS of the loan or the loan tranche. The Lender must receive the disbursement request three working days before the required date of availability. The interest shall run from the first payment made on the Borrower’s behalf. It shall be calculated on the amount of the sums successively debited to the Borrower’s account by the Lender and not reimbursed, and on the costs incurred, on the basis of a year of 360 days and months of thirty days. In the case of non-annual instalments, the interest rate applied for the agreed periodicity shall be proportional to the stipulated annual rate.

If the reference rate is negative, it shall be taken as 0% (zero per cent).

ADVANCE REPAYMENTS – The repayment periods are stipulated in the interests both of the Lender and of the Borrower. Subject to one month’s prior notice, the Borrower may repay the total amount of this loan in advance.

Any advance repayment, voluntary or not, particularly in the cases of liability stipulated in this agreement, will be subject to a fixed charge of which the amount shall be equal to 5% (five per cent) of the capital repaid in advance, if the advance repayment takes place during the grace period and reduced to 3% (three per cent) beyond this period. Acceptance of the advance repayment by the Lender is subject to the effective payment of the charge due.

INTEREST FOR LATE PAYMENT – Any sum which has become due shall immediately and automatically generate interest at the rate of the loan plus three per cent, without any formal notice being required. The same shall apply to all advances made by the Lender on the Borrower’s behalf. This clause shall not constitute any obstacle to the payability of the debt resulting from this agreement.

GENERAL TERMS ASSOCIATED WITH INSURANCE COVERAGE

DEATH AND DISABILITY INSURANCE – Subscription to the group insurance policy or assignment of a death and disability insurance policy to be taken out is subject to the Insurance Company’s acceptance. The loan may not be used before this acceptance is received.

OTHER GENERAL TERMS

JOINT AND SEVERAL LIABILITY AGREEMENT – If there are several Borrowers, they shall be jointly and severally liable. The heirs of any jointly liable partly shall be jointly liable with respect to the Lender, under the same conditions as the Borrower. Consequently, the Lender may ask any one of these persons to pay all of the sums which it would have been entitled to demand from the Borrower without any division of its legal action between said persons being able to be imposed on the Lender.

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ISSUING OF FUNDS – The funds shall be available after endorsement firstly of the SEPA direct debit mandate to the benefit of the Lender and of this document which constitutes notification prior to the SEPA direct debit, which the Borrower acknowledges and accepts, and secondly of all acts and formalities in accordance with the SPECIFIC and GENERAL TERMS of the loan. The funds shall be disbursed in single payment, in their entirety. The Lender will no longer be obliged to remit the funds of the loan if all the conditions, terms and specific clauses are not met on the date indicated in the SPECIFIC TERMS of the Loan or if, all these conditions being met, the funds have not been used in their entirety within the same period. The same will be the case if one of the grounds for recoverability applies and in the event of non-fulfilment of the Borrower’s earlier commitments to the Lender.

FULFILMENT OF THE PROGRAMME – The Borrower undertakes to implement the entire programme indicated in the OBJECT section of the SPECIFIC TERMS of the loan and to supply the Lender with proof of this upon request.

SEPA DIRECT DEBITS – The borrower undertakes to the maintain for the benefit of the Lender, throughout the period of the loan, the possibility of paying all sums owed by SEPA direct debit to the bank account or postal account designated on the mandate signed by the Borrower and supplied prior to the disbursement of the loan; the Borrower acknowledges and accepts that the first direct debit may be presented by the Lender, subject to compliance with a minimum period of 5 (five) working days starting from the date of signing of this act. In the event of a change in the Borrower’s bank or postal account, it must inform the Lender of this at least one month before the date of the next instalment, and attach a new statement of account information to this request.

PLACE OF PAYMENT – Repayment of the principal of this loan and payment of the interest and all other additional charges will take place at the Lender’s head office. The due dates are non-contestable.

COMPENSATION – If any sum which has become due is not paid on time, the Lender will be entitled, independently from any sums owed as interest for later payment, to compensation for recovery costs equal to two per cent of the unpaid amount.

If the Lender is obliged to produce documents relating to a court order or a pro-rata apportionment between creditors, to issue a summons or to conduct or participate in any proceedings, collective or otherwise, it will be entitled, to cover all the costs of handling of the case by its litigation department, to an indemnity calculated on the amount of the debt to be recovered and equal to two thirds of the rights allocated, in accordance with the scale in force on the date of the calculation, to the administrators in the event of a transfer of assets, with a minimum of EUR 765 (seven hundred and sixty-five Euros).

ACCELERATED MATURITY – The Lender may declare the total payability of the loan eight hours after notification by registered letter or extrajudicial act in one of the following cases:

1 – if the funds of the loan are diverted from the stipulated object

2 – failing total and exact payment of an instalment in due time

3 – in the event of transfer or pledging as security, without the Lender’s prior consent, of all or some of the stocks, shares or voting rights of the borrowing company or of one of its subsidiaries

4 – in the event of discontinuation of business or change of activity

5 – in the event of total or partial loss

6 – if the agreement stipulates the receipt of an additional payment, in the event of it being impossible to establish a new basis for its calculation, following a change of activity, merger, demerger, dissolution, partial transfer of assets or placing of the business under lease management

7 – in the event of death of any policy holder and in all cases of termination of any death insurance policy whose taking out or assignment was stipulated in the SPECIFIC TERMS of the Loan or in the event of non-payment of any insurance premium

8 – in the event of a false declaration by the Borrower of if the Borrower’s declarations referred to in the “Declarations” article were no longer correct on any date during the life of the agreement

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9 – in the event of non-fulfilment or violation of one of the clauses of this agreement.

The sums lent will be payable in the event of a reduction of the capital not motivated by losses, distribution of existing reserves on the day of signing of this agreement, withdrawal, during the period of the loan, from frozen current accounts of partners, except with the Lender’s prior consent, or in the event of non-implementation of the investment programme which justified the loan.

Liability for the loan will be applicable to any jointly liable party.

The sums lent will also become payable without the Lender having to carry out any out-of-court or judicial formalities, in the event of seizure of property belonging to any jointly liable party, moving of business and in all cases provided for by the law.

The sums lent will also be declared to be payable in cases of occurrence of an important event of a legal or financial nature which has major effects on the Borrower’s activity or profitability.

In the cases of payability set out in this article, the Lender will be entitled to an indemnity whose amount will be determined according to the method of calculation described in the ACCELERATED MATURITY section. These indemnities will be increased by 40% (forty per cent) in cases of diversion of the funds of the loan from the stipulated object and/or false declaration by the Borrower.

INSPECTION – AUDIT – The Borrower acknowledges that the European Investment Fund (“the EIF”), the staff of the EIF, the European Investment Bank (“the EIB”), the European Court of Auditors (“the Court of Auditors”), the European Commission, the staff of the European Commission (including the European Anti-Fraud Office) (OLAF)) and any other institutions or bodies of the European Union empowered to verify the use of the Guarantee within the framework of the InnovFin SME Guarantee and any other body duly empowered by the law to conduct audits and inspection activities (collectively, the “Parties Concerned”) will have the right to conduct audits and inspections and to request information on this agreement and its fulfilment. The Borrower undertakes to allow audits and inspection by the Parties Concerned relating to its commercial activities, its books and its registers. Given that these audits and inspection could be carried out on site, the Borrower authorizes the Parties Concerned to access its buildings during normal working hours.

TRANSFER OF CLAIMS – The claims which arise or which will arise under this agreement may be transferred without prior informing or consent of the Borrower:

- to the Banque de France, under the TRICP procedure for mobilization of private receivables eligible for Eurosystem credit operations, in accordance with the provisions of article L 211-36-1 of the Monetary and Financial Code.

- to a securitization authority, in accordance with the legal and regulatory provisions in force. The transfer of the securities guaranteeing each receivable, including, if necessary, the benefit of the insurance, will be made automatically to said authority, in accordance with the provisions of article L 214-169 of the Monetary and Financial Code. In addition, responsibility for the recovery of the receivables thus transferred may be transferred according to the provisions stipulated in article L 214-172 of the Monetary and Financial Code.

AUTHORIZATION OF TRANSMISSION OF INFORMATION – The Borrower authorises the Lender to pass on to the other entities of the Bpifrance group and to the State, to Local Authorities, to the EIF and the EIB, to the European Commission if necessary and in general to all financial backers intervening directly or indirectly in this financing, the identification data concerning it and all information necessary for the follow-up, management and evaluation of the operation. As regards publications relating to loans of more than EUR 1,000,000 (one million Euros), made by the EIF, any refusal of publication shall be expressly notified in the offer letter, by the Borrower.

PROTECTION OF PERSONAL DATA – The personal data collected for this act is essential for the processing and management of the operation in question and in particular for its computer processing under the responsibility of Bpifrance Financement.

It may also, by express agreement, be used or communicated for the same purposes to the other legal entities of the Group, its partners or third parties intervening for the performance of the services concerned.

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In accordance with the provisions of law no. 78-17 of the 6th of January 1978 (the French Data Protection Act) and subsequent related laws, the persons whose personal data are collected have a right of access, correction, deletion and objection, for legitimate reasons, to the information concerning them. They may also request, free of charge, that the data concerning them not be used for purposes of prospecting, particularly of a commercial nature. These rights may be exercised by sending a letter to Bpifrance Financement, Direction des Systèmes d’Information, service SIAQ, at 27-31 Avenue du Général Leclerc – 94710 – Maisons-Alfort Cedex.

COSTS – The costs of the loan and all subsequent or resulting costs, particularly payments owed for changes made to the agreement or resulting from non-contractual services, shall be charged to the Borrower, who undertakes to pay them.

DECLARATION – On the date of signing of this loan agreement, the Borrower makes the declarations stipulated in this article (Declarations) for the benefit of the Lender:

1 – The Borrower does not conduct any research activities which are linked to activities which are illegal under French, European and international legislation, including the Charter of Fundamental Rights of the European Union and the European Convention on Human Rights and its successive protocols.

2 – The Borrower does not conduct any research activities which are linked to one or more of the following fields of research:

a. Research activity aimed at human cloning for reproductive purposes;

b. Research activity aiming to permanently modify human genetic heritage, in order to make these changes hereditary (apart from research relating to treatment of gonadal cancer);

c. Research activity aiming to create human embryos solely for purposes of stem cell procurement, including by somatic cell nuclear transfer;

d. Research activity which is prohibited in all member States; and

e. Research activity which is prohibited in a member State in which the Borrower or the Lender, depending on the case, is located or operates.

3 – The Borrower is not insolvent or subject to insolvency proceedings and, in this context, has not signed any agreement with its creditors in the 5 (five) years preceding the date of signing of this loan agreement, has not ceased operations and is not in any similar situation resulting from a procedure of the same nature which exists in the country’s legislation and regulations.

4 – The Borrower has not, in the 5 (five) years preceding the date of signing of this loan agreement, been convicted under a ruling by a court in a member State of the European Union which is final and unappealable (i.e. a ruling against which no further appeal is possible) for any offence affecting its professional integrity and which would affect its ability to meet its obligations under the loan agreement; this provision also concerns persons who have powers of representation, decision-making or control over the Borrower.

5 – The Borrower has not, in the 5 (five) years preceding the date of signing of this loan agreement, been convicted under a final and unappealable ruling for fraud, corruption, participation in a criminal organisation, money laundering or any other illegal activity detrimental to the financial interests of the European Union; this provision also concerns people who have persons who have powers of representation, decision-making or control over the Borrower.

6 – The Borrower does not operate any site in a jurisdiction classified as “non-compliant” by the Organisation for European Cooperation and Development (OECD) and its worldwide forum on transparency and exchange of information for tax purposes.

7 – The Borrower is not a publicly traded company, it being understood that the Borrower may be listed in a “multilateral trading facility (MTF)” as defined in article 4, paragraph 1, point 15 of directive 2004/39/EC.

8 – The Borrower is up to date in its payments to the tax and social security authorities.

9 – No significant event of a legal, financial or commercial nature which has major effects on the activity, assets or profitability of the Borrower or its subsidiaries which has not been brought to the Lender’s attention prior to the conclusion of this agreement is in progress or, to the Borrower’s knowledge, imminent or foreseeable.

10 – No legal procedure, legal action, trial or administrative procedure is in progress, to the Borrower’s knowledge, which might have significant unfavourable effects on its activity, its assets or its financial situation.

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The declarations listed above, with the exception of declarations 4-,5-, 6- and 7-, shall be deemed to be reiterated on any date throughout the whole period of this loan agreement.

11 – The Borrower certifies that it is not, to its knowledge, excluded from the European Investment Fund (the “EIF”)

If one of the declarations listed above is no longer correct on any date during the life of this loan agreement, the Borrower undertakes to inform the Lender of this by post immediately.

RETENTION COMMITMENTS – As of the date of signing of this loan agreement and until the 31st of December 20134, the Borrower makes the commitments listed below to the Lender:

– The Borrower undertakes to draw up and update the following documents and make them available to the Parties Concerned at all times:

•	the necessary information to check the compliance of the use of the InnovFin guarantee with the obligations defined by this loan agreement;

•	the necessary information to check that the provisions of this loan agreement are implemented correctly;

•	the supporting document proving the financial benefit procured by the InnovFin SME Guarantee (indicated in the loan offer letter); and

•	any other information reasonably requested by a Party Concerned.

•	The Borrower undertakes to keep and to be capable of producing any document necessary for the implementation of this loan agreement, including those necessary for inspections by the Parties Concerned, for a period of 7 (seven) years and 6 (six) months after the date of termination of this loan agreement.

OTHER COMMITMENTS – From the date of signing of this loan agreement and until all the sums (principal, interest, commission, costs and additional charges) owed by the Borrower to the Lender under this loan agreement have been fully paid and reimbursed, the Borrower makes the commitments listed below to the Lender:

– The Borrower undertakes to comply in every respect with all the laws and regulations (whether they be national laws and regulations or laws and regulations of the European Union) which are applicable to it whenever non-compliance with them is liable (i) to affect its capacity to fulfil its commitments under this loan agreement or (ii) to be detrimental to the interests of the European Investment Fund, the European Commission or the European Investment Bank in respect of the InnovFin SME Guarantee.

– The Borrower undertakes not to commit any violation of a provision of European Community law resulting from an act or omission on the part of the Borrower which adversely affects or would adversely affect the general budget of the European Union or budgets managed by it, either through the reduction or elimination of income from its own resources received directly on behalf of the European or through undue expenditure, or any fraud (including fraud affecting the financial interests of the European Union).

– The Borrower undertakes (i) to comply at all times with the relevant standards and the legislation in force concerning prevention of money laundering, combating of terrorism and tax fraud, and (ii) not (other than as a result of events or circumstances beyond the Borrower’s control) to conduct operations in a jurisdiction classified as “non-compliant” by the Organisation for European Cooperation and Development (OECD) and its worldwide forum on transparency and exchange of information for tax purposes.

APPLICABLE LAW – The law applicable to this agreement is French law.

ASSIGNMENT OF JURISDICTION – By common agreement of the Parties, the qualified Courts of the Paris Court of Appeal will hold sole jurisdiction for any dispute relating to this agreement.

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NOTIFICATIONS – For the execution of this agreement, the notifications will be sent:

– for the Lender Bpifrance Financement, to its head office at 27-31 Avenue du Général Leclerc, MAISONS-ALFORT CEDEX (94710)

– for the Borrower (and the intervening parties) to their home address or head office.

One copy drawn up for each party

Drawn up in Maisons-Alfort on the 14th of September 2015

Bpifrance Financement	SA SEQUANS COMMUNICATIONS

/s/ Georges Karam
Georges Karam
Chairman and Managing Director

[STAMP:]	SEQUANS Communications
Les Portes de la Défense – Hall A
15/55, boulevard Charles de Gaulle
92700 COLOMBES – FRANCE
Tel. + 33 1 70 72 16 00 – Fax 33 1 70 72 16 09
Limited company with capital of €1,182,668.64
Nanterre Trade Register no. 450 249 677 00037

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